Exhibit 99.1

1 Fighting Cancer with Precision Gammabody™ Platform Corporate Presentation October 2021 Exhibit 99.1

2 Legal Disclosure: Forward-looking Statements @lava therapeutics 2021 This presentation contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar terms and phrases. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors. These risk and uncertainties include, among other things, the timing and results of our research and development programs, preclinical studies and clinical trials, including the timing of our clinical trials for LAVA-051 and LAVA-1207, and the submission of INDs or CTAs for our other product candidates; our ability to develop and obtain regulatory approval for and commercialize any of our product candidates; our ability to leverage our initial programs to develop additional product candidates using our Gammabody™ platform; and the risk that positive results in a preclinical study or clinical trial may not be replicated in subsequent trials or success in early stage clinical trials may not be predictive of results in later stage clinical trials. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward‐looking statements, see the "Risk Factors" section, as well as discussions of potential risks, uncertainties and other important factors, in the filings we make with the Securities and Exchange Commission from time to time. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements represent the Company’s views only as of the date of this presentation and do not represent its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. By attending this presentation, you acknowledge and agree that you are cautioned not to place undue reliance on any forward-looking statements, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company.

3 Well-Funded; Experienced Leadership Lead Assets With Multiple Catalysts POC & Broad Applicability Differentiated Approach Proprietary Platform – Gammabody™ Investment Highlights: Gammabody™ Platform Bispecific Gamma Delta T Cell Engagers • Leaders in therapeutic bispecific antibody approaches leveraging V9V2 -T cells • $151M (Q2 2021) in cash and investments provide ample cash runway into 2H 2023 • Collaboration with Janssen (J&J) • LAVA-051 targets CD1d with initial indications in hematological cancer - CLL, MM & AML • LAVA-1207 is our first solid tumor GammabodyTM and targets PSMA for treating mCRPC • LAVA-1223 targets EGFR; IND is planned late 2022 for the treatment of solid tumors • Strong in/ex vivo preclinical data set, including well-tolerated safety profile • Potential to address broad patient populations with high unmet medical needs regardless of tumor mutational load • First off-the-shelf bispecific  T cell engager platform; leverages unique characteristics of V9V2 T cells to provide a wider therapeutic window • High potency with potential for durable responses and low risk for on-target/off-tumor-mediated toxicity, co-activation of suppressor T cells and cytokine release syndrome • Novel Gammabody™ platform triggers the potent and precise antitumor properties of V9V2 T cells • Targeting both novel and well-characterized targets in liquid and solid tumors @lava therapeutics 2021

4 EstablishedLeadershipwithProvenExperienceinDrugDiscovery&Development Ton Adang, PhD CDO Paul Parren, PhD EVP, Head of R&D Hansvander Vliet,MD,PhD CSO Steve Hurly, MSc, MBA President & CEO • 25+ years leadership experience in life sciences industry • Former President & CEO, Sesen Bio, a NASDAQ-listed oncology biotech • Veteran in strategic drug development • 15+ years investment banking experience • Industry leader in antibody science and drug development • Former Head of Preclinical Development & Research, Genmab • Inventor of five marketed therapeutic antibodies, including a bispecific • Vast experience inventing, developing therapeutic antibodies and technologies, including DARZALEX & DuoBody • 20+ years of executive finance and operational leadership experience in publicly traded biotechnology companies • Former CFO, Marinus Pharmaceuticals, PolyMedix, Inc • Substantial experience in capital raising and financial oversight for emerging life science companies • Medical oncologist, professor at the Department of Medical Oncology, Amsterdam UMC • Inventor of LAVA’s gamma delta T cell engager platform • Extensive experience as clinical investigator BenjaminWinograd,MD,PhD CMO • Expertise in drug development programs in hematology and oncology, including several successful regulatory filings • Former roles at Bristol-Myers Squibb, Pharmacia, Schering- Plough & Celgene • Previous Head of Clinical R&D for Multiple Myeloma, Celgene • Vast experience in drug development • Former roles at Organon, Schering- Plough & Merck/MSD • Leadership positions in Lead Discovery and Project Management (i.e., Merck’s KEYTRUDA) Edward Smith CFO • Extensive global, diversified legal and team building experience; 15+ years practicing law • Most recently Associate General Counsel, Spark Therapeutics (Roche), serving as a strategic advisor for U.S. launch of first gene therapy • Previously at Sandoz (Novartis) and Ballard Spahr LLP as business and transactional attorney Amy Garabedian General Counsel

5 Differentiated Gammabody™ Pipeline in Hematologic & Solid Tumor Indications MM: multiple myeloma CLL: chronic lymphocytic leukemia AML: acute myeloid leukemia PSMA: prostate-specific membrane antigen EGFR: epidermal growth factor receptor mCRPC: metastatic castration-resistant prostate cancer @lava therapeutics 2021 Candidate Antigen Target Indication(s) Discovery Preclinical Phase 1 Phase 2 Phase 3 Milestones LAVA-051 CD1d MM CLL AML • Phase 1 data 1H 2022 • Phase 2a expansion cohort data 2H 2022 LAVA-1207 PSMA mCRPC • Phase 1/2a expected to start 4Q 2021 • Phase 1 data 2H 2022 • Phase 2a expansion cohort data 1H 2023 LAVA-1223 EGFR Solid Tumors • IND / CTA filing expected YE 2022 LAVA-1278 CD40 Hematologic Malignancies Janssen Biotech Collaboration undisclosed Solid Tumor Hematologic malignancy

6 Gamma Delta T Cells Uniquely suited for an anti-cancer T cell engager approach V9V2 T Cells

7  T Cells are Uniquely Positioned to Leverage Innate & Adaptive Immunity Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22 Kabelitz D et al., Cell Mol Immunol 2020; 17: 925-939 @lava therapeutics 2021 V9V2 T cells are a natural first line of defense against cancer, with potential to elicit deep and durable clinical responses Adaptive Immunity Innate Immunity V9V2 T Cells: • Important immunosurveillance function • Natural ability to recognize and kill tumor cells • Homogeneous, highly cytotoxic effector T cell population • Infiltrate tumors independent of mutational load • Most prevalent gamma delta T cell clonotype in blood • Bridge innate and adaptive immune responses • Antigen presenting capability, potentially triggering deep and durable responses

8  T Cells Present in Many Cancers & Correlate With Favorable Prognosis Adapted from Tosolini M et al. Oncoimmunology 2017; 6, e1284723  T cells indicate highest correlation with favorable outcome among all leukocyte subsets analyzed V9V2 T cells are present across a wide array of hematological and solid malignancies Global Prognostics Associations for 22 Leukocyte Types Across 25 Cancers Abundance of Tumor-Infiltrating V9V2 T Cells Adapted from Gentles A et al, Nature Medicine 2015; 21:938-945 * In vivo/ex vivo data generated using Lava’s -bsTCEs Unweighted [meta-2] Leukocytes Ranked By Survival Hematological Malignancies Solid Tumors  (Abundance) N=5,782 Tumors ■ Favorable ■ Adverse @lava therapeutics 2021

9 Systemic Activation of V9V2 T Cells Showed Promise Kobayashi H et al., Cancer Immunol Immunother 2011; 60: 1075-1084 Wilhelm M et al., Blood 2003; 102: 200-206 @lava therapeutics 2021 • Systemic activation and proliferation via treatment with V9V2 T cell-based therapy (synthetic phosphoantigens (BrHPP) / aminobisphosphonates ± low-dose IL-2) Early attempts with V9V2 T cell-based therapy showed promise, but efficacy may have been limited by systemic, non-tumor specific activation of V9V2 T cells and exhaustion in vivo activation ex vivo activation • Clinical trials with in/ex vivo activation protocols showed promising objective responses and safety • No signs of cytokine release syndrome (CRS) as a result of V9V2 T cell activation cell transfer therapy isolation of  T cells Tumor Pre-Treatment Post-Treatment Lung metastases of RCC; adoptive transfer Lymphoma; NBP / IL-2

10 LAVA’s Proprietary Gammabody™ Platform Bispecific Gamma Delta T Cell Engagers

11 Off-the-Shelf Gammabody™ Platform: Enhances Innate Tumor Recognition by Directing V9V2 T Cells to the Cancer Cells V9V2 T cells recognize stress signals – TCR interacts with pAg-butyrophilin complex Conditionally activate V9V2 T cells upon crosslinking with tumor associated antigen (TAA) Gammabody™ Provides Tumor Recognition to Trigger V9V2 T Cell-Mediated Immunity 1 2 Retains recognition of natural stress signals Natural Activation Mechanism V9V2 TCR Gammabody™ TAA butyrophilin V9V2 T cell V9V2 T cell Tumor cell butyrophilin Tumor cell V9V2 TCR LAVA’s Gammabody™ adds antigen-specific recognition, while retaining stress signal recognition, to target and activate V9V2 T cells to induce both direct tumor cell killing and orchestrate an immunological cascade of anti-cancer responses 1 pAg pAg @lava therapeutics 2021

12 Cascade Response – Potential Translation to Clinical Efficacy Benefit Efficacy: Safety: In addition to direct tumor cell killing, V9V2 T cells have the potential to orchestrate an immunological cascade response that includes activation of innate and adaptive immune cells in the tumor microenvironment • Potent killing of cancer cells (EC50s in the low picomolar range) • No co-activation of immune-suppressive Tregs which dampen antitumor efficacy of cytotoxic T cells • Orchestrate innate and adaptive immune responses, potentially resulting in potent and durable responses • Activity against hematologic malignancies and solid tumors, including immunologically “cold” tumors • Potential for expansion of V9V2 T cells can result in an increased number of anti-tumor V9V2 T cells in the tumor • Conditional activation with high accuracy • Greatly reduced potential for cytokine release syndrome (CRS); No evidence of CRS in NHP studies Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22 Kabelitz D et al., Cell Mol Immunol 2020; 17: 925–939 @lava therapeutics 2021

13 Potent Killing of Cancer Cells in Preclinical Models Highly Potent Durable Dose Dependent and Serial Killing Conditional Activation EGFR Gammabody™- Induced Cytotoxicity CD1d Gammabody™ Triggers Lysis of CCRF-CEM Tumor Cells Killing of Primary Colorectal Cancer Cells by EGFR GammabodyTM EGFR Gammabody™ concentration (Log10 pM) Sustained EGFR Gammabody™- Mediated Killing of Tumor Cells by V9V2 T Cells de Bruin RC et al., OncoImmunology 2017; 7: e1375641, right bottom Data on file: LAVA Therapeutics N.V., top row and left bottom @lava therapeutics 2021

14 Expansion & Cascade Response Without Treg Activation in Preclinical Models Gammabody™ can induce robust gamma delta T cell expansion and can amplify the anti-tumor immune response via downstream activation of other immune cells while avoiding co-activation of immunosuppressive T cells such as Tregs Data on file: LAVA Therapeutics N.V. @lava therapeutics 2021 Expansion No Treg Activation Cascade Response Gammabody™ - Mediated Expansion of V9V2 T Cells no bsTCE CD1d Gammabody™ CD40 Gammabody™ A431 Treg EGFR-CD3 TCE EGFR Gammabody™ PBMC + tumor + tumor + EGFR Gammabody™ N=4; *: p<0.05, **: p<0.01

15 0 20 40 60 ✱ Potent Antitumor Effect Against Patient-Derived Tumor Tissue Using Both Autologous PBMC and Tumor-Infiltrating Lymphocytes EGFR Gammabody™ induces potent killing of autologous cancer cells using patient derived V9V2 T cells Tumor-Infiltrating T cells Autologous PBMC Primary CRC CRC peritoneal metastasis CRC peritoneal metastasis Dead tumor cells (% of CRC only) Dead tumor cells (% of CRC only) Dead tumor cells (% of CRC only) Tumor Tumor + TILs Tumor + TILs + EGFR Gammabody™ Tumor Tumor + PBMC Tumor + EGFR Gammabody™ Tumor + PBMC + EGFR Gammabody™ 0 20 40 60 0 20 40 60 80 ✱ ✱✱ 24 hr culture of CRC cells, derived from the primary tumor (n=4) or from peritoneal metastases (n=3) with tumor infiltrating T cells (E:T=1:1) or autologous PBMC (n=3, E:T=5-:1) ± 50nM EGFR GammabodyTM. Mean ± SEM. Data on file: LAVA Therapeutics N.V. @lava therapeutics 2021 * P < 0.05 ** p < 0.01

16 GammabodyTM Can Selectively Kill Cancer Cells While Sparing Healthy Cells in Hematologic Malignancy and Solid Tumor models Data on file: LAVA Therapeutics N.V. • 2:1 ratio (γδ T cells : Target cells) • Similar CD20 expression levels on C1R neo and B-cells CD20 GammabodyTM Mediated Killing PSMA GammabodyTM Mediated Killing Preferential killing of cancer versus healthy cells demonstrated in vitro and ex vivo; may prevent on-target/off tumor mediated toxicity and allow for targeting of widely expressed tumor associated antigens **** p<0.001 Prostate Cancer Normal Prostate Medium + PSMA Gammabody™ + V9V2 T cells + V9V2 T cells + PSMA Gammabody™

17 Fully Cross-Reactive  bsTCEs are Well-Tolerated in Non-Human Primates • Mild to no clinical signs of toxicity • Low cytokine spike, which did not result in CRS • No clinical chemistry abnormalities • No histopathological abnormalities • Gammabody™ detectable on peripheral blood and lymph node gamma delta T cells NHP data support the potential benign safety profile of LAVA’s Gammabody™ platform Data on file: LAVA Therapeutics N.V. @lava therapeutics 2021 CD1d-, CD20-targeting monkey-cross- reactive  bsTCEs were dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days) and biweekly at 1 mg/kg for 1 month EGFR-targeting monkey-cross-reactive  bsTCEs were dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days)

18 CD123  T Cell Engager Vs. a CD123 (CD3-Based) Pan T Cell Engager Adapted from Ganesan et al., Leukemia 2021; 35: 2274-2284 @lava therapeutics 2021 Recent third-party publication compared a CD123  T cell engager to a CD123 (CD3-based) pan T cell engager and showed similar tumor lysis capability yet less cytokine release 0.001 0.01 0.1 1 10 100 -20 0 20 40 60 Data Set-A Legend Legend 0.001 0.01 0.1 1 10 100 -20 0 20 40 60 Data Set-A Legend Legend Less cytokine release after 3 days IL-2 IL-6 Vγ9 CD3 IFN- TNF- Vγ9 CD3 Granzyme B Vγ9 CD3 Vγ9 CD3 IL-10 Similar lysis of CD123+ tumor cells Co-culture of pan-T cells (lysis) or PBMC (cytokine release) and the CD123+ AML tumor cell line Kasumi-3 (E:T= 1:10-20) ± Abs. Lysis (7-AAD+ tumor cells) assessed at day 5. Cytokine release assessed at day 3. n=4 donors. Mean Vγ9 T cell frequency 4% (of total CD3 T cells) Vγ9 bsTCE CD3 TCE Vγ9 CD3 Vγ9 CD3 0.001 0.01 0.1 1 10 100 -20 0 20 40 60 Data Set-A V9/CD123 bispecific Ab V9/Null bispecific Ab Pan-T cells 0.001 0.01 0.1 1 10 100 -20 0 20 40 60 Data Set-A CD3/CD123 bispecific Ab CD3/Null bispecific Ab Pan-T cells CD3/CD123 Ab CD3/Null Ab

19 GammabodyTM Platform: Potent, Specific & Well-Tolerated High Tumor Killing Potency Tumor Specificity Conditional Activation  T cells Regulatory T Cell Activation CRS Potential Low Medium @lava therapeutics 2021

20 LAVA-051 Activates  T Cells and iNK T Cells by Targeting CD1d for the Treatment of CLL, MM & AML

21 LAVA-051: First-in-Class Gammabody™ Targeting CD1d • Principal Mechanism of Action (MoA): Targets and activates V9V2 T cells in the presence of CD1d-expressing tumor cells • Secondary MoA: Activates iNKT cells against CD1d-expressing tumor cells ‒ Direct cytotoxicity against CD1d-positive tumor cells ‒ Promotes the cytotoxic activity of V9V2 T cells and iNKT cells Tumor Cell iNKT Cell V9V2T Cell  TCR CD1d β2m • Pre-clinical data support MoA, anti-cancer activity, expansion, cascade effect and selectivity • Enrollment underway in Phase 1/2a clinical trial ‒ MM, CLL, and, at higher dose levels, AML ‒ Data expected in 2022 • Potential accelerated approval pathways available @lava therapeutics 2021 iNK TCR

22 LAVA-051: Targeting CD1d for Hematological Cancers CD1d is expressed on tumors cells in a high proportion of patients with CLL, MM & AML Data on file: LAVA Therapeutics N.V. @lava therapeutics 2021 CD1d expression (MF index) Isotype Isotype Isotype 0.5 1 2 4 8 16 32 64 128 N=39 N=51 N=85 AML MM CLL

23 CD1d Gammabody™ induced anti-tumor activity of iNKT and V9V2 T cells Gammabody™ triggered V9V2 and iNK T cell activity to control CD1d+ MM tumor cell growth, resulting in substantial improvement of survival CD1d Gammabody™ Extends Survival In Multiple Myeloma Mouse Model PBS PBS + CD1d Gammabody™ iNKT and V9V2 T cells iNKT and V9V2 T cells + CD1d Gammabody™ Data on file: LAVA Therapeutics N.V. @lava therapeutics 2021

24 Selectively Kills Cancer Cells & Spares Healthy Cells 2h pretreatment 50mM ABP 30’ incubation 10pM or 1nM CD1d GammabodyTM 6h co-culture 1:1:1 ratio CLL CD1d Gammabody™ potently killed CLL patient cells and spared healthy volunteer B cells ex vivo Healthy B Cells Primary CLL De Weerdt I et al., Clin Cancer Res 2021; 27: 1744-1755 @lava therapeutics 2021 B cells  T cells - -T + -T + -T + 10 pM CD1d GammabodyTM + -T + 1 nM CD1d GammabodyTM 0 10 20 30 40 S p e c i f i c c e l l d e a t h ( % ) * Control Pamidronate - -T + -T + -T +10 pM CD1d GammabodyTM + -T +1 nM CD1d GammabodyTM 0 10 20 30 40 S p e c i f i c c e l l d e a t h ( % ) * N=4; *P<0.05 p=0.004 p=0.0001

25 CLL AND MM AML (highest dose levels only) Optional adjustments: • Dosing frequency • Dose level •# cohorts CLL (n=20) MM (n=20) Twice-weekly dosing AML (n=20) LAVA-051 Phase 1/2a Initiated in Hematological Malignancies Data from Phase 1 expected in 1H 2022; Phase 2a dose expansion expected in 2H 2022 Dose Escalation Dose Expansion Recommended expansion dose/schedule n= estimated number of patients per indication Goal: Determine preliminary level of activity per disease Goal: Determine recommended dose and schedule based on maximum tolerated dose (MTD) or optimal biological dose @lava therapeutics 2021

26 Biomarker analysis to validate whether LAVA’s Gammabody™ platform performs in humans as predicted based on preclinical data LAVA-051 Phase 1/2a: Extensive Biomarker Analysis Pharmacodynamics Cytokines (IL-1β, IL-2, IL-6, IL-8, TNF-α, IFN-γ, GM-CSF) a. Binding of LAVA-051: V9V2-T cells | CD1d positive tumor cells b. Activation status & frequency: V9V2-T cells | iNKT cells c. Induction of activation of V9V2-T cells ex vivo when exposed to CD1d (functional assay) d. Immune-monitoring (frequency and activation status of B cells, T cell subsets, NK cells, monocytes, dendritic cells) Disease assessments Tumor-defining markers/CD1d/BTN3A - MM (peripheral blood, urine, CT scan, bone marrow biopsy) - CLL (peripheral blood, CT scan, bone marrow biopsy) - AML (peripheral blood, bone marrow biopsy) Safety Chemistry / hematology / urine Pharmacokinetics Anti-Drug Antibodies @lava therapeutics 2021

27 • PFS = 3-4 mos • ORR = 30-50% • CR = 10-20% • PFS = 6-12 mos • PFS = 4 mos 1 Decision Resources Group; Datamonitor Healthcare; Roche Investor Presentation, 2019 2 Decision Resources Group @lava therapeutics 2021 Multiple Myeloma1 4L Efficacy, Current Standard of Care3,4,5 * = transplant-eligible AND transplant ineligible 3 LAVA HCP market research 4 Product PIs 5 July 2019 Putnam market sizing study 28.5 21 12.8 6.6 0 5 10 15 20 25 30 1L* 2L 3L 4L 2020 Treated Patients (‘000) CLL1 17 8.5 4.5 0 5 10 15 20 1L 2L 3L 2020 Treated Patients (‘000) AML2 10.4 5.7 0 2 4 6 8 10 12 14 1L Rel/ref 2020 Treated Patients (‘000) 3L Efficacy, Current Standard of Care3,4 Rel / Ref Efficacy, Current Standard of Care3,4 Patient Population & US Market Size in Relapsed / Refractory MM, CLL & AML US Treated Population US Treated Population US Treated Population (PFS: progression-free survival; ORR: overall response rate; CR: complete responses)

28 Feasible Threshold for Accelerated Approval Pathway in RRMM Pivotal Studies Efficacy N ORR mDOR 97 24% 4.2 mos 97 31% 11 mos 83 21% 3.8 mos @lava therapeutics 2021 PEPAXTO (Oncopeptides) – Feb 2021 Indication: failed ≥4 lines of therapy, triple-class refractory disease BLENREP (GSK) – May 2020 Indication: failed ≥4 lines of therapy, triple-class refractory disease XPOVIO (Karyopharm) – Mar 2019 Indication: penta-refractory disease

29 LAVA-1207 Activates  T Cells by Targeting PSMA for the Treatment of mCRPC

30 LAVA-1207: Targeting PSMA for Prostate Cancer • Specifically targets and activates V9V2 T cells against PSMA-expressing tumor cells • PSMA is a well-validated tumor target ‒ Mediates PSMA-dependent activation of V9V2 T cells resulting in potent killing of PSMA-positive tumor cells • Fc added to extend half life, silenced to avoid Fc-mediated effector functions • Pre-clinical data support MoA, anti-cancer activity & selectivity • Initiating Phase 1/2a clinical trial 2H 2021 ‒Metastatic castration-resistant prostate cancer (mCRPC) ‒ Data expected in 2022 / 2023 PSMA+ tumor cells LAVA-1207 VHH-Fc ~80kD V9V2-T cells @lava therapeutics 2021

31 LAVA-1207: Targeting PSMA for Prostate Cancer Butyrophilin (BTN3A) & PSMA are elevated on tumor cells in samples of prostate cancer patients PSMA is a validated target. LAVA-1207, a PSMA Gammabody™, demonstrated potent, dose dependent cytotoxicity and is a potential first-in-class therapeutic for PSMA-expressing cancer Cell Killing LAVA-1207 (nM) Data on file: LAVA Therapeutics N.V. @lava therapeutics 2021 Cytotoxicity assay using -T cells

32 PSMA GammabodyTM demonstrates preferential killing of tumor cells while sparing healthy cells ex vivo PSMA Gammabody™ Selectivity in Preclinical Models PSMA-Mediated Killing PSMA Gammabody™ **** p<0.001 Data on file: LAVA Therapeutics N.V. @lava therapeutics 2021 Medium + PSMA Gammabody™ + V9V2 T cells + PSMA Gammabody™ + V9V2 T cells

33 30 20 10 0 5 10 15 20 25 30 35 1L 2L 3L 2020 Treated Patients (‘000) US Treated Population 3 LAVA HCP Market Research 4 Product PIs Unmet Need Remains In mCRPC: Initial Opportunity in 3rd Line 1 Decision Resources Group; Datamonitor Healthcare; AstraZeneca, Feb. 14, 2020; SVBLeerink, April 22, 2020 2 Journal of Clinical Oncology 38, no. 6_suppl (Feb. 20, 2020) 229-229 @lava therapeutics 2021 • ORR = 30% • PFS = 3-6 mo. 3L Efficacy, Current Standard of Care3,4 mCRPC1,2 Class Lava Potential for Differentiation TCE • Does not co-activate Tregs • No CRS • Reduced on-target / off-tumor-related toxicities • No immune effector cell-associated neurotoxicity syndrome (ICANS) CAR-T• Preconditioning not required for GammabodyTM • No CRS, ICANS •‘Off-the-shelf’ approach Radioligand • Ease of manufacturing / administration

34 Therapy Refractory mCRPC Optional Adjustments: • Dosing frequency • Dose level •# cohorts Therapy Refractory mCRPC (n=30) Dosing: Every 2 Weeks LAVA-1207 Phase 1/2a in Metastatic Castration-Resistant Prostate Cancer (mCRPC) LAVA-1207 Phase 1/2a Expected to Begin in Q421 Dose Escalation Dose Expansion Recommended expansion dose / schedule Goal: Determine preliminary level of activity Goal: Determine recommended dose and schedule based on MTD or optimal biological dose @lava therapeutics 2021

35 Key Preclinical Programs 35

36 Potential for LAVA-1223 Across a Number of EGFR-Expressing Solid Tumors Data on file: LAVA Therapeutics N.V. and Janssen Biotech Inc. @lava therapeutics 2021 0 20 40 60 80 100 Bladder Breast Colon Glioma Head & Neck NSCLC Ovarian Pancreatic RCC Percentage overexpression range EGFR Expression by Tumor Type (Range) Sustained EGFR GammabodyTM Mediated Killing of Tumor Cells by V9V2 T Cells EGFR Gammabody™ Concentration (Log10 pM)

37 CD40Gammabody™ forMultipleSolidTumors & Hematologic Malignancies De Weerdt I et al., Cancer Immunol Res 2021; 9: 50-61 @lava therapeutics 2021 • CLL • DLBCL • MM Hematologic Malignancies Solid Tumors • Bladder • Colon • Esophageal • Lung • Ovarian • Melanoma • Renal • Pancreatic • Prostate • Thymoma CD40 Overexpression Specific Lysis of Primary CLL Cells by CD40 Gammabody™ **** p<0.001

38 Milestones 38

39 P1: Dose Escalation • 3L+ mCRPC pts • Adoptive FIH study design, dose escalation • Key data: Safety, initial anti-tumor activity, estimation of therapeutic window • Initial study in relapsed/refractory MM, CLL; relapsed/refractory AML added at biological relevant dose(s) • Adoptive FIH study design, dose escalation • Key data: Safety, initial anti-tumor activity, estimation of therapeutic window 2H22 1H22 LAVA Now Clinical Stage - Two Lead Programs Expected in Clinic in 2021 Cash expected to be sufficient to fund operations into 2H 2023 P1: Dose Escalation 1H23 4Q21 P2a: Dose Expansion P2a: Dose Expansion LAVA - 051 (CD1d) LAVA - 1207 (PSMA) @lava therapeutics 2021

40 Well-Funded; Experienced Leadership Lead Assets With Multiple Catalysts POC & Broad Applicability Differentiated Approach Proprietary Platform – Gammabody™ Investment Highlights: Gammabody™ Platform Bispecific Gamma Delta T Cell Engagers • Leaders in therapeutic bispecific antibody approaches leveraging V9V2 -T cells • $151M (Q2 2021) in cash and investments provide ample cash runway into 2H 2023 • Collaboration with Janssen (J&J) • LAVA-051 targets CD1d with initial indications in hematological cancer - CLL, MM & AML • LAVA-1207 is our first solid tumor GammabodyTM and targets PSMA for treating mCRPC • LAVA-1223 targets EGFR; IND is planned late 2022 for the treatment of solid tumors • Strong in/ex vivo preclinical data set, including well-tolerated safety profile • Potential to address broad patient populations with high unmet medical needs regardless of tumor mutational load • First off-the-shelf bispecific  T cell engager platform; leverages unique characteristics of V9V2 T cells to provide a wider therapeutic window • High potency with potential for durable responses and low risk for on-target/off-tumor-mediated toxicity, co-activation of suppressor T cells and cytokine release syndrome • Novel Gammabody™ platform triggers the potent and precise antitumor properties of V9V2 T cells • Targeting both novel and well-characterized targets in liquid and solid tumors @lava therapeutics 2021

41 Fighting Cancer with Precision Gammabody™ Platform Corporate Presentation October 2021